UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

Future Cardia, Inc.

(Exact name of issuer as specified in its charter)

Nevada	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695

(Full mailing address of principal executive offices)

(727) 470-3466

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” the “Company” or “Future Cardia” refer to Future Cardia, Inc., a Nevada corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business—Risk Factors” included in our most recent Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

Future Cardia, Inc. is a medical device company developing a miniaturized insertable cardiac monitor designed to detect arrhythmias and provide continuous, long-term monitoring of chronic heart failure. By continuously tracking heart failure-related physiological changes, the device is designed to enable early clinical interventions that may reduce costly hospitalizations. Our monitor employs a proprietary multi-sensor architecture combined with cloud-based machine learning to deliver actionable insights to physicians via telemedicine.

On May 9, 2019, the Company was incorporated under the laws of the State of Delaware as “Oracle Health, Inc.” In June 2022, we redomiciled to Nevada to reduce franchise tax obligations and better deploy capital. In July 2022, we changed our name to “Future Cardia, Inc.” In August 2022, we amended our Articles of Incorporation to authorize up to 200,000,000 shares of common stock and 50,000,000 shares of preferred stock. The Company operates as a single entity with no subsidiaries.

In May 2019, Jaeson Bang, the Company’s founder and Chief Executive Officer, filed a provisional patent application covering the insertable cardiac device, software dashboard, smartphone app, and data accumulation techniques (Patent Application No. 62/853,899; non-provisional filed May 2020). In July 2021, we filed a second application encompassing our wireless antenna technology (Patent Application No. 17/443,899). In 2026, two additional patents are in development covering our heart failure detection algorithm and a pace-less impedance measuring capability.

Through December 2023 and the first half of 2024, we successfully implanted our devices in a total of 39 patients across clinical sites in Split and Zagreb, Croatia, and Prague, Czech Republic, enabling in-depth cardiac data analytics. In August 2024, we secured a contract with Integer (Buffalo, NY) to develop a dedicated battery for our devices. In October 2024, we initiated a Good Laboratory Practice (GLP) study with CBSET, Inc. in Massachusetts — a significant milestone, as the resulting data has been submitted to the Food and Drug Administration (“FDA”) as part of our regulatory package. On February 27, 2026, we submitted a 510(k) premarket notification to the FDA for clearance of our atrial fibrillation (AFIB) monitoring indication, supported by approximately five years of testing data and effectively entering the insertable cardiac monitoring market alongside four established incumbents.

Our insertable monitoring device, which has not yet been cleared by the FDA, is designed with a focus on simplicity, accuracy, patient compliance, and hospital economics. The device’s integrated sensor suite captures heart rhythms, electrocardiogram (ECG/EKG) data, and seismocardiogram (SCG) data derived from a three-axis accelerometer, transmitting data in real time to our cloud platform for machine learning-based analysis and physician review.

Recent Development

FDA 510(k) review. On April 28, 2026, the FDA issued a request for additional information identifying deficiencies in our submission. We have been preparing our response since that date and currently expect to submit a complete response on or before October 22, 2026. Following submission of a complete response, we expect the FDA to complete its review of the response within approximately 30 to 60 days. The FDA is not bound by that timeframe, may issue further requests for information, and may decline to grant clearance. Our device has not been cleared by the FDA and may not be marketed in the United States unless and until clearance is obtained, and we can give no assurance as to when, or whether, clearance will be granted.

Implantable battery development. In September 2026, we received the first batch of next-generation implantable batteries built to our design specifications. These units have entered testing and verification. Completion of that testing and verification is required before the batteries may be incorporated into devices intended for commercial distribution, and we can give no assurance that they will meet all applicable requirements or that they will be available on the timeline we currently expect.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	the rate of progress and cost of development activities;

●	costs of third-party laboratories to conduct our clinical studies;

●	the financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

●	the cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

●	personnel and facilities costs as we expand our operations;

●	the costs of sales, marketing, and customer acquisition;

●	willingness of healthcare providers to prescribe our device and the fees charged by them to do so;

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate; and

●	the costs of any additional clinical studies which are deemed necessary for us to remain viable and competitive in other regions of the world.

Results of Operations

Six Months Ended June 30, 2026 and 2025

The following table sets forth key components of our results of operations during the six months ended June 30, 2026 and 2025.

	Six Months Ended June 30,		Change
	2026	2025	$	%
Revenues	$-	-	-	-%
Cost of revenues	-	-	-	-%
Gross profit	$-	$-	$-	-%
Operating expenses
Research and development	$579,994	$948,715	(369,000)	39%
Sales, general and administrative	1,741,931	1,173,306	569,000	48%
Total operating expenses	$2,321,925	2,122,021	$199,904	9%
Loss from operations	$(2,321,925)	(2,122,021)	$199,904	9%
Total other income (expense)	(16,585)	(7,380)	(9,205)	125%
Net loss	$(2,338,509)	(2,129,401)	$209,108	10%

Revenues

The Company has not realized revenue as of June 30, 2026 and 2025. The Company continues to operate in the development stage and expects to remain pre-revenue until receipt of FDA clearance and initiation of commercial launch.

Cost of revenues

The Company has not realized revenue and the related cost of revenues as of June 30, 2026 and 2025.

Gross profit and gross margin

The Company has not realized revenue or gross profit as of June 30, 2026 and 2025.

Research and development expenses

The Company incurred research and development expenses of $579,994 and $948,715 for the six months ended June 30, 2026 and 2025, respectively. Research and development expenses consist primarily of costs incurred for consulting services, clinical operations, data management and biostatistics, medical advisory services, and project administration activities in support of our cardiac device.

The approximate $369,000, or 39%, decrease in research and development expenses from the prior year period reflects the wind-down of significant clinical trial and preparation activities following the February 27, 2026 submission of our 510(k) application to the FDA. The prior year period included substantial spending on clinical operations, data management, and clinical quality assurance activities in support of preparing the 510(k) submission, which were not repeated during the six months ended June 30, 2026.

Sales, general and administrative expenses

The Company had sales, general and administrative expenses of $1,741,931 and $1,173,306 for the six months ended June 30, 2026 and 2025, respectively. Sales, general and administrative expenses consist primarily of stock-based compensation, professional fees (including consulting, legal, and accounting fees), officer compensation and related payroll taxes, advertising and marketing costs associated with our ongoing Regulation A offering, and other general corporate overhead.

The approximate $569,000, or 48%, increase in sales, general and administrative expenses from the prior year period was driven principally by an approximate $629,000 increase in stock-based compensation expense (attributable to the vesting of options granted during the second half of 2025 and the first half of 2026), and an increase of approximately $128,000 in advertising and promotion expenses related to our ongoing Regulation A offering. These increases were partially offset by reductions in certain professional service categories as the Company narrowed its regulatory and clinical spending in the wake of the 510(k) submission.

Net loss

The Company had a net loss of $2,338,509 and $2,129,401 for the six months ended June 30, 2026 and 2025, respectively. The approximate 10% increase in net loss reflects the shift in cost mix described above, with higher non-cash stock-based compensation and continued advertising spending offsetting the reduction in research and development activity following the 510(k) submission.

Liquidity and Capital Resources

We have not generated any revenue from operations to date. Our sources of cash have historically included private placements of our securities and equity crowd funding. Our historical cash outflows have consisted principally of expenditures for research and development, clinical activities, consulting and professional services, officer compensation, and general corporate overhead. We intend to fund our operations through capital raised from investors in the near term.

Summary of Cash Flows

As of June 30, 2026, we had approximately $786,848 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2026	2025
Net cash used in operating activities	$(2,105,700)	$(2,468,846)
Net cash used in investing activities	(13,193)	(23,754)
Net cash provided by financing activities	2,792,044	2,102,811
Net increase (decrease) in cash and cash equivalents	673,151	(389,789)
Cash and cash equivalents at beginning of period	113,697	919,993
Cash and cash equivalent at end of period	$786,848	$530,204

Net cash used in operating activities was $2,105,700 for the six months ended June 30, 2026, as compared to $2,468,846 for the six months ended June 30, 2025. The principal use of cash for operating activities in both periods was to fund our operations, including research and development activities, consulting services, and general corporate overhead. The decrease of approximately $363,000 in cash used in operating activities was driven by the reduction in research and development spending following the 510(k) submission, partially offset by significant payments of previously accrued vendor obligations, including an approximate $501,000 paydown of accounts payable during the current period.

Net cash used in investing activities was $13,193 for the six months ended June 30, 2026, as compared to $23,754 for the six months ended June 30, 2025. Net cash used in investing activities in the current period related to $11,741 of capitalized legal and administrative costs associated with pursuing patent protection for our cardiac device, and $1,452 in research and development materials acquired for future use.

Net cash provided by financing activities was $2,792,044 for the six months ended June 30, 2026, as compared to $2,102,811 for the six months ended June 30, 2025. Net cash provided by financing activities for the six months ended June 30, 2026 consisted of $2,845,086 in gross subscriptions through our ongoing Regulation A offering conducted by StartEngine Primary, LLC (net of a $150,891 StartEngine issuer fee, of which $2,507,044 was received in cash by period end and the remaining $187,151 was subscribed and fee-deducted but not yet disbursed as of June 30, 2026), and $285,000 in gross proceeds from the issuance of three tranches of convertible promissory notes to a single investor in March 2026. Net cash provided by financing activities for the six months ended June 30, 2025 consisted principally of net proceeds from the issuance of common stock through our Regulation CF offering and net proceeds from the launch of our Regulation A offering in June 2025.

Net cash increased by $673,151 for the six months ended June 30, 2026, as compared to a decrease of $389,789 for the six months ended June 30, 2025.

Regulation CF Offerings

On March 3, 2023, we launched an offering under Regulation CF of the Securities Act of 1933, as amended, pursuant to which we offered a maximum of 1,694,915 shares of common stock, at an offering price of $2.95 per share. StartEngine Capital, LLC (“StartEngine”) acted as the offering’s intermediary. This offering terminated on June 11, 2024, and we sold an aggregate of 1,358,312 shares of common stock for proceeds of approximately $3,359,734.35.

On June 20, 2024, we launched an offering under the Regulation CF in which Wefunder Portal LLC acted as the offering’s intermediary, and Future Cardia I, a series of Wefunder SPV, LLC and Future Cardia I EB, a series of Wefunder SPV, LLC acted as co-issuers. This offering terminated on December 19, 2024, and we sold in this offering a total of approximately 589,292 shares of our common stock, at a per share price of $3.00.

On December 27, 2024, we launched an offering under the Regulation CF in which StartEngine Primary, LLC (“StartEngine Primary”) acted as the offering’s intermediary, at an offering price of $3.00 per share, subject to adjustment for bonus shares. This offering terminated on June 19, 2025, and we sold 1,042,866 shares of common stock for proceeds of approximately $2,650,011.

Regulation A Offering

On June 23, 2025, we launched an offering of our common stock under Regulation A with StartEngine Primary, LLC acting as the offering’s placement agent, at a per share offering price of $3.00, subject to adjustments for bonus shares. This offering will terminate at the earliest of: (i) the date at which the maximum aggregate offering price of $15,000,000 has been sold, (ii) the date at which the offering is earlier terminated by the Company in its sole discretion, or (iii) the date that is three years from the date on which this offering was qualified by the SEC. During the six months ended June 30, 2026, we received gross subscriptions of approximately $2,845,086 through this offering, net of a $150,891 StartEngine issuer fee. Of the resulting $2,694,195 in net proceeds, $2,507,044 was received in cash by period end, with the remaining $187,151 subscribed and fee-deducted but not yet disbursed as of the period end.

Convertible Notes Payable

As of June 30, 2026, we had $976,000 in convertible notes payable outstanding, an increase from $691,000 outstanding as of December 31, 2025.

On March 2, March 13, and March 20, 2026, we issued three convertible promissory notes to an investor in the principal amounts of $120,000, $90,000, and $75,000, respectively. Each of these notes bears interest at 6% per annum, compounded annually, and matures 24 months from its date of issuance. Each of these notes contains automatic conversion provisions triggered upon a Qualified Financing and a liquidity event valuation cap of $51,000,000, consistent with the terms of the September 16, 2025 convertible note previously disclosed.

Three of our previously outstanding convertible notes in the principal amounts of $86,000, $90,000, and $100,000, held by three separate investors, had reached their original maturity dates during 2024 and had not been repaid. During 2025, we negotiated extensions with these three investors: the $86,000 note and the $90,000 note have been extended to June 30, 2026, and the $100,000 note has been extended to August 2, 2026. As consideration for these extensions, the conversion feature of each of these notes was modified to allow the respective investor to convert the note into common stock, preferred stock or other equity securities of the Company at a 20% discount or a valuation cap of $20,000,000 at any time at its option.

As of the date of this report, eight of our outstanding convertible notes (including the three notes discussed in the preceding paragraph) in aggregate principal amount of $531,000, with maturity date ranging from December 29, 2025 to August 12, 2026, held by different investors, had reached their maturity dates and had not been repaid.

Capital Expenditures and Other Obligations

We incurred no capital expenditures for property and equipment during the six months ended June 30, 2026 and 2025. During the six months ended June 30, 2026, we capitalized approximately $11,741 in patent-related legal and administrative costs (as compared to $23,754 for the six months ended June 30, 2025), which are recorded as intangible assets on our balance sheet and will be amortized over the estimated useful life of the underlying patent upon issuance.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in the notes to our financial statements. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee’s requisite vesting period. The Company recognizes stock-based compensation for all share-based payment awards made to employees based on the estimated fair values using the Black-Scholes option pricing model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

During the six months ended June 30, 2026, the Company recognized $756,424 in stock-based compensation expense, as compared to a full-year amount of $547,274 for the year ended December 31, 2025. The increase reflects the vesting of new option grants issued during the second half of 2025 and the first half of 2026.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2025, the Company had federal net operating loss carryforwards of approximately $19.7 million. A full valuation allowance has been established against the Company’s deferred tax assets due to the uncertainty of realization.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Our significant accounting policies are more fully described in the notes to our financial statements included herein for the six months ended June 30, 2026, and in the notes to our audited financial statements for the years ended December 31, 2025 and 2024 included in our Form 1-K filed with the Securities and Exchange Commission on April 30, 2026.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF FUTURE CARDIA, INC.

F.K.A. ORACLE HEALTH, INC.

FUTURE CARDIA, INC.

F.K.A. ORACLE HEALTH, INC.

BALANCE SHEETS

As of June 30, 2026 (Unaudited) and December 31, 2025 (Audited)

	June 30, 2026	December 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	786,848	113,697
Due from related party	10,303	10,643
Prepaid expense	12,749	1,285
Stock receivable	187,151	-
Total Current Assets	997,050	125,625
Property and Equipment
Computers and equipment	22,206	22,206
Accumulated depreciation	(14,749)	(13,163)
Net Property and Equipment	7,457	9,043
Other Assets
Intangibles, net	88,243	76,502
R&D materials	1,452	-
Total Other Assets	89,695	76,502
Total Assets	1,094,202	211,170
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	81,854	611,662
Credit card payable	31,295	-
Accrued expenses	47,890	85,880
Accrued interest	110,597	88,171
Convertible notes payable, short-term	641,000	365,000
Total Current Liabilities	912,636	1,150,713
Long-Term Liabilities
Convertible notes payable, long-term	335,000	326,000
SAFE agreements	412,106	412,106
Total Long-Term Liabilities	747,106	738,106
Total Liabilities	1,659,742	1,888,819
Stockholders’ equity
Preferred Stock, $0.00001 par value; 50,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common Stock, $0.00001 par value; 200,000,000 authorized; 18,600,468 and 17,495,815 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	186	175
Additional Paid in Capital	21,669,915	18,219,308
Accumulated Deficit	(22,235,641)	(19,897,132)
Total Stockholders’ Equity (Deficit)	(565,540)	(1,677,649)
Total Liabilities and Stockholders’ Equity	1,094,202	211,170

The accompanying footnotes are an integral part of these financial statements.

FUTURE CARDIA, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

Revenues	-	-
Operating Expenses
Sales, general and administrative	1,741,931	1,173,306
Research and development	579,994	948,715
Total Operating Expenses	2,321,925	2,122,021
Loss from Operations	(2,321,925)	(2,122,021)
Other Income (Expense)
Interest expense	(22,425)	-
Interest income	4,841	-
Other income	1,000	-
Total Other Income (Expense)	(16,585)	(7,380)
Net Loss	(2,338,509)	(2,129,401)

The accompanying footnotes are an integral part of these unaudited financial statements.

FUTURE CARDIA, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

	Common Stock Shares	Value ($ par)	Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance as of December 31, 2024	15,633,147	156	13,578,036	(14,214,549)	(636,357)
Issuance of common stock (H1 2025)	1,994,488	20	2,102,795	-	2,102,815
Vesting of stock options (H1 2025)	-	-	-	-	-
Net loss (H1 2025)	-	-	-	(2,129,401)	(2,129,401)
Balance as of June 30, 2025 (Unaudited, per prior 1-SA)	17,627,635	176	-	(16,343,950)	(662,948)

Balance as of December 31, 2025 (Audited)	17,495,815	175	18,219,308	(19,897,132)	(1,677,649)
Issuance of common stock (H1 2026)	1,104,653	11	2,694,183	-	2,694,194
Vesting of stock options (H1 2026)	-	-	756,424	-	756,424
Net loss (H1 2026)	-	-	-	(2,338,509)	(2,338,509)
Balance as of June 30, 2026 (Unaudited, Estimated)	18,600,468	186	21,669,915	(22,235,641)	(565,540)

The accompanying footnotes are an integral part of these unaudited financial statements.

FUTURE CARDIA, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

Cash Flows from Operating Activities
Net Loss	(2,338,509)	(2,129,401)
Adjustments to reconcile net loss to net cash used in operations:
Stock-based compensation	756,424	-
Depreciation and amortization	1,586	1,611
Accrued interest	22,425	14,466
Changes in operating assets and liabilities:
Due from related party	341	(2,685)
Prepaid expense	(11,464)	(3,472)
Accounts payable	(529,808)	(416,391)
Credit card payable	31,295	-
Accrued expenses	(37,990)	67,026
Net cash used in operating activities	(2,105,701)	(2,468,846)

Cash Flows from Investing Activities
Purchase of intangibles	(11,741)	(23,754)
Purchase of R&D materials	(1,452)	-
Net cash used in investing activities	(13,193)	(23,754)

Cash Flows from Financing Activities
Issuance of convertible notes	285,000	-
Issuance of common stock, net	2,507,044	2,102,811
Net cash provided by financing activities	2,792,044	2,102,811

Net change in cash and cash equivalents	673,150	(389,789)
Cash and cash equivalents at beginning of period	113,697	919,993
Cash and cash equivalents at end of period	786,847	530,204

Supplemental information
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these unaudited financial statements.

FUTURE CARDIA, INC.

F.K.A. ORACLE HEALTH, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2026

(Unaudited)

Note 1. Nature of Business and Basis of Presentation

Future Cardia, Inc. (the “Company”) is a medical device technology startup incorporated in the State of Nevada, focusing on the development of a miniaturized insertable cardiac monitoring device for the detection of cardiac arrhythmias and the monitoring of chronic heart failure. The Company was originally incorporated on May 9, 2019 under the laws of the State of Delaware as “Oracle Health, Inc.” On June 8, 2022, the Company completed a conversion from a Delaware corporation to a Nevada corporation, and on July 15, 2022 changed its name to Future Cardia, Inc.

The Company has not yet generated revenue and is considered to be in the development stage. On February 27, 2026, the Company submitted a 510(k) premarket notification for its cardiac monitoring device to the U.S. Food and Drug Administration (“FDA”). On April 28, 2026, the Company received the FDA’s first round of questions on the submission. The Company anticipates receiving FDA clearance during the second half of 2026, though there can be no assurance that clearance will be granted on the anticipated timeline or at all.

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and results of operations for the interim periods have been included. Operating results for the six months ended June 30, 2026 are not necessarily indicative of results that may be expected for the year ending December 31, 2026. These interim financial statements should be read in conjunction with the audited financial statements and related notes for the years ended December 31, 2025 and 2024.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of June 30, 2026, cash and cash equivalents totaled approximately $787,000.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally three to seven years. As of June 30, 2026, net property and equipment was $7,457.

Intangible Assets

Intangible assets consist primarily of patent costs which are capitalized and amortized over their estimated useful lives upon patent issuance. As of June 30, 2026, intangible assets, net, totaled $88,243. No amortization has been recognized as the underlying patent has not yet been issued.

Research and Development

Research and development costs are expensed as incurred. For the six months ended June 30, 2026, the Company incurred approximately $580,000 in research and development expenses, compared to $948,715 for the six months ended June 30, 2025. The year-over-year reduction reflects the wind-down of clinical trial activity following the February 2026 submission of the Company’s 510(k) application to the FDA.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Stock Compensation. The Company measures compensation cost at the grant date based on the estimated fair value of the award using the Black-Scholes option pricing model, and recognizes such cost as expense over the requisite service period. For the six months ended June 30, 2026, the Company recognized $756,424 in stock-based compensation expense.

Revenue Recognition

The Company has not generated revenue to date and expects to remain in the development stage until regulatory clearance and commercial launch of its cardiac monitoring device.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. As of December 31, 2025, the Company had a federal net operating loss carryforward of approximately $19.7 million. A full valuation allowance has been established against the Company’s deferred tax assets due to the uncertainty of realization.

Note 3. Going Concern and Liquidity

The Company has experienced recurring losses since inception and has an accumulated deficit of approximately $22.1 million as of June 30, 2026. The Company has negative stockholders’ equity of approximately $0.8 million as of June 30, 2026, and has not generated revenue from operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing to fund operations and to ultimately achieve profitable operations.

Management’s plans to address these conditions include:

●	Continuing to raise additional capital through its ongoing offering under Regulation A;

●	Pursuing potential strategic partnerships or licensing arrangements following anticipated FDA clearance;

●	Controlling operating expenses while advancing product commercialization; and

●	Seeking additional sources of financing including potential debt arrangements.

During the six months ended June 30, 2026, the Company raised gross subscriptions of approximately $2.8 million through its Regulation A offering, net of StartEngine’s issuer fee (of which approximately $2.5 million was received in cash by period end, with the balance in escrow transit as of June 30, 2026). In addition, the Company raised $285,000 in gross proceeds through the issuance of three tranches of convertible notes to Bad-Adz Inc. in March 2026. However, there can be no assurance that the Company will be successful in raising additional capital, achieving strategic partnerships, or achieving profitability.

Note 4. Common Stock and Stockholders’ Equity

The Company is authorized to issue 200,000,000 shares of common stock at $0.00001 par value per share and 50,000,000 shares of preferred stock at $0.00001 par value per share. No preferred shares have been issued or are outstanding as of June 30, 2026.

As of June 30, 2026, the Company had approximately 18,600,468 shares of common stock issued and outstanding, compared to 17,495,815 shares as of December 31, 2025. Share count as of June 30, 2026 reflects 1,104,653 shares confirmed by StartEngine Primary, LLC (948,362 shares purchased plus 156,291 bonus shares), superseding the prior deposit-based estimate.

On June 23, 2025, the Company launched an offering under Regulation A with StartEngine Primary, LLC acting as the offering’s placement agent at a per share offering price of $3.00, subject to adjustments for bonus shares. The offering may continue until the earliest of (i) the date at which the maximum aggregate offering price of $15,000,000 has been sold, (ii) the date at which the offering is earlier terminated by the Company in its sole discretion, or (iii) the date that is three years from the date on which this offering was qualified by the SEC. During the six months ended June 30, 2026, the Company received proceeds of approximately $2,845,086 in gross subscriptions through this offering, net of a $150,891 StartEngine issuer fee. Of the resulting $2,694,195 in net proceeds, $2,507,044 was received in cash by period end, with the remaining $187,151 subscribed and fee-deducted but not yet disbursed as of the period end.

Note 5. Convertible Notes Payable

As of June 30, 2026, the Company had $976,000 in convertible notes payable, consisting of $641,000 classified as current liabilities due within one year and $335,000 classified as long-term liabilities. This represents an increase from $691,000 as of December 31, 2025 (of which $365,000 was classified as short-term and $326,000 as long-term), driven primarily by the issuance of new convertible notes to Bad-Adz Inc. during March 2026 as further described below.

All convertible notes bear interest at a rate of 6% per annum, compounded annually. As of June 30, 2026, accrued interest on all convertible notes totaled approximately $110,597, which is included in current liabilities on the balance sheet.

Note Extensions

Three of the Company’s outstanding convertible notes in the principal amounts of $86,000, $90,000, and $100,000, held by three separate investors, had reached their original maturity dates during 2024 and had not been repaid. The Company negotiated extensions with these three investors. The $86,000 note and the $90,000 note have had their maturity dates extended to June 30, 2026, and the $100,000 note has had its maturity date extended to August 2, 2026. As consideration for these extensions, the conversion feature of each of these notes was modified such that each investor has the right, at any time and at its option, to convert its note in whole or in part into shares of the Company’s common stock or other equity securities at a conversion price equal to the lesser of (i) 80% of the price per share in the most recent equity financing conducted by the Company before conversion, or (ii) the price obtained by dividing $20,000,000 by the total number of outstanding shares of common stock of the Company immediately prior to conversion (assuming conversion of all preferred stock and exercise of all outstanding options and warrants, but excluding any equity securities issuable upon conversion of the notes or other convertible securities issued for capital-raising purposes).

Note Issuances During 2025 and 2026

On September 16, 2025, the Company issued a convertible promissory note in the principal amount of $50,000. The note bears interest at 6% per annum, compounded annually, and matures 24 months from issuance. If prior to maturity the Company completes a Qualified Financing (defined as an issuance of preferred equity resulting in aggregate gross proceeds to the Company of at least $51,000,000, excluding conversion of the new note or other convertible securities), the note will automatically convert at the lesser of (a) 80% of the per share price paid by purchasers in such Qualified Financing or (b) a price equal to the quotient of $51,000,000 divided by the aggregate number of outstanding shares of common stock prior to the Qualified Financing on a fully-diluted basis. Upon a liquidity event, the holder may elect to receive a cash payment of principal and interest then outstanding, plus 200% of the principal, or convert the note into common stock at a valuation cap of $51,000,000.

On March 2, March 13, and March 20, 2026, the Company issued three convertible promissory notes to an investor (Bad-Adz Inc.) in the principal amounts of $120,000, $90,000, and $75,000, respectively. Each of these notes bears interest at 6% per annum, compounded annually, and matures 24 months from its date of issuance. The conversion terms, Qualified Financing definition, and liquidity event provisions of these three notes mirror those of the September 16, 2025 note described above, including the $51,000,000 valuation cap.

Conversion Terms

The outstanding convertible notes will convert under certain pre-defined conditions such as a Qualified Equity Financing or Change of Control. Upon conversion of notes originally issued prior to the September 2025 note (other than the three extended notes described above), the convertible notes will convert to common shares of the Company at the lesser of (i) 80% of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $40,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

Note 6. SAFE Agreements

The Company has issued Simple Agreement for Future Equity (“SAFE”) instruments totaling $412,106 as of June 30, 2026, with no change from December 31, 2025. SAFE instruments are contractual rights to future equity in the Company but do not accrue interest, have a maturity date, or have voting rights until conversion. The SAFE obligations include a $30,000 SAFE with the Company’s Chief Executive Officer, with valuation caps ranging from $1,666,666 to $5,000,000.

The SAFE agreements provide the right to receive shares of the Company’s common stock upon the occurrence of certain triggering events, including qualified equity financing rounds, liquidity events such as a merger or acquisition, and dissolution events. Under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging, the Company classifies SAFE agreements as liabilities until conversion into equity occurs, as the instruments are not currently mandatorily redeemable for cash. The Company has determined that the fair value of the SAFE agreements as of June 30, 2026 approximates their proceeds received at issuance, and accordingly no mark-to-market fair value adjustments have been reflected in income for the six months ended June 30, 2026.

Note 7. Related Party Transactions

SAFE Agreement

On May 9, 2019, the Company entered into a SAFE Agreement with its Chief Executive Officer for proceeds of $30,000, which is outstanding and reflected as a long-term liability as of June 30, 2026 and December 31, 2025. See Note 6.

Due from Related Party

The balance represents a legacy loan from the Company to its founder and Chief Executive Officer, which is being paid down through business-related expenses the founder incurs on the Company’s behalf from time to time. As of June 30, 2026 and December 31, 2025, due from related party was $10,303 and $10,643, respectively.

Note 8. Stock Options

The Company’s 2020 Equity Incentive Plan (“the Plan”) provides for the grant of equity awards to employees and consultants. Options outstanding under the Plan at December 31, 2025 were 1,555,000, with a weighted-average exercise price of $2.50 per share, weighted-average remaining contractual term of 5.43 years, and aggregate intrinsic value of $1,696,658. During the six months ended June 30, 2026, the Company granted an aggregate of 198,000 additional options to eleven individuals under the Plan, all with an exercise price of $3.00 per share and all fully vested as of the respective grant dates. Estimated total options outstanding at June 30, 2026 are approximately 1,623,000.

The Company recorded stock-based compensation expense of $756,424 for the six months ended June 30, 2026 and $547,274 for the year ended December 31, 2025. The Company measures fair value of options using the Black-Scholes option pricing model. Assumptions used in valuing 2025 grants included expected volatility of 211%, expected term of 5.38-6.13 years, no expected dividends, and a risk-free rate range of 4.08-4.17%. The weighted-average grant-date fair value of options granted during 2025 was $2.96.

Note 9. Credit Card Payable

The Company maintains a business credit card (AMEX Business Card) used for operating expenses. As of June 30, 2026, the outstanding balance on the credit card was $31,295, as compared to $0 as of December 31, 2025. Credit card obligations are due within thirty days of statement date and are classified as current liabilities.

Note 10. Commitments and Contingencies

Research and Development Commitments

The Company enters into various commitments in the ordinary course of business, primarily related to research and development activities, clinical trials, and regulatory / manufacturing development. As of June 30, 2026, the Company had no material commitments beyond those disclosed in the notes to these financial statements.

Operating Leases

The Company does not have any material long-term lease commitments as of June 30, 2026.

Legal Proceedings

The Company may be subject to legal proceedings and claims that arise in the ordinary course of business. As of June 30, 2026, management is not aware of any legal proceedings that would reasonably be expected to have a material adverse effect on the Company’s business, financial condition, or results of operations.

Regulatory Compliance

The Company’s cardiac monitoring device is subject to regulation by the FDA and other regulatory bodies. On February 27, 2026, the Company submitted a 510(k) premarket notification for its cardiac monitoring device to the FDA, and on April 28, 2026 received the FDA’s first round of questions on the submission. The Company continues to work with the FDA through the review process and anticipates receiving clearance during the second half of 2026, though no assurance can be provided as to the timing or outcome of the review.

Note 11. Subsequent Events

Management has evaluated subsequent events through the date these financial statements were available to be issued. In August 2026, two Regulation A investments totaling 1,382 shares that had settled on June 26, 2026 were cancelled. Management has determined that no other events occurred that require adjustment to or disclosure in these financial statements.

Item 4. Exhibits

Exhibit No.	Description
2.1	Articles of Incorporation of Oracle Health, Inc., as amended (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on June 14, 2022)
2.2	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on July 21, 2022 (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on July 25, 2022)
2.3	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on August 18, 2022 (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on August 19, 2022)
2.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Oracle Health, Inc. (incorporated by reference to Exhibit 2.2 to an Annual Report on Form 1-K filed on April 21, 2022)
2.5	Amended and Restated Certificate of Incorporation of Oracle Health, Inc. (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
2.6	Bylaws of Future Cardia, Inc. currently in effect (incorporated by reference to Exhibit 2.2 to a Current Report on Form 1-U filed on June 14, 2022)
3.1	Form of Simple Agreement for Future Equity (SAFE) (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.2	Form of Convertible Note (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.3	Form of Crowd Note (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.4	2020 Equity Incentive Plan (incorporated by reference to Exhibit 15.1 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
3.5	Amended and Restated 2020 Equity Incentive Plan (incorporated by reference to Exhibit 3.5 to an Annual Report on Form 1-K filed on April 30, 2026)
4.1	Form of Regulation A Offering Subscription Agreement (incorporated by reference to the indicated exhibit to the Future Cardia, Inc. Form 1-A filed with the Securities and Exchange Commission on December 9, 2024)
6.1	Patent Assignment Agreement, dated April 19, 2021, between Jaeson Bang and Oracle Health, Inc. (incorporated by reference to Exhibit 6.4 to the semiannual report on Form 1-SA filed on September 28, 2021)
6.2	License Agreement, dated November 18, 2019, between Oracle Health, Inc. and Texas Medical Center (i.e., Johnson & Johnson Innovation LLC (JLABS) License Agreement) (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.3	Research Collaboration Agreement dated September 21, 2019, between Oracle Health, Inc. and Maastricht University (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.4	Agreement between Tampa By Wave and Oracle Health, Inc. dated April 27, 2020 (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.5	TMCx Accelerator Program Participation Agreement, dated October 5, 2020 (incorporated by reference to Exhibit 6.9 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.6	Executive Employment Agreement dated March 25, 2024 between Future Cardia, Inc. and Jaeson Bang (incorporated by reference to Exhibit 6.6 to Future Cardia’s Amendment No. 2 to Form 1-A filed on February 24, 2025)
6.7	Form of Stock Option Agreement
6.8	Posting Agreement between Future Cardia, Inc. and StartEngine Primary, dated September 9, 2024 (incorporated by reference to the indicated exhibit to the Future Cardia, Inc. Form 1-A filed with the Securities and Exchange Commission on December 9, 2024)
6.9	Wefunder Listing Agreement between Future Cardia, Inc. and Wefunder Portal, LLC, dated June 17, 2024 (incorporated by reference to Exhibit 6.10 to a Semiannual Report on Form 1-SA filed on September 5, 2024)
6.10	Agreement between Future Cardia, Inc. and University Hospital of Split, dated January 16, 2023 (incorporated by reference to the indicated exhibit to the Future Cardia, Inc. Form 1-A, Amendment No. 2 filed on February 24, 2025)
7.1	Agreement and Plan of Merger, dated June 7, 2022, by and between Oracle Health, Inc., a Delaware corporation, and Oracle Health, Inc., a Nevada corporation (incorporated by reference to Exhibit 7.1 to a Current Report on Form 1-U filed on June 14, 2022)
8.1	Escrow Agreement among Future Cardia, Inc., StartEngine Primary, LLC and The Bryn Mawr Trust Company of Delaware, dated December 3, 2024 (incorporated by reference to the indicated exhibit to the Future Cardia, Inc. Form 1-A filed with the Securities and Exchange Commission on December 9, 2024)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2026	Future Cardia, Inc.

/s/ Jaeson Bang
	Name:	Jaeson Bang
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jaeson Bang	CEO, President and Director	September 24, 2026
Jaeson Bang	(principal executive officer and principal financial and accounting officer)